FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

82-1711

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to
The Australian Stock Exchange.

With Compliments

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 613 9633 2000 Fax 613 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

27 August 2002

Foster's Growth/Cash Combination Delivers

Net Profit Up 20.6%
Operating Cash flows up 124%

Foster's Group Limited today announced results for the full year ended 30 June 2002.

Financial Highlights

Net profit increased 20.6% to $560.9 million.

Net operating cash flow up 124.0% to $634.4million.

Earnings before interest, tax and amortisation (EBITA) up 18.9% to $1,038.6 million.

- Carlton and United Breweries (CUB) EBITA rose 5.4% to $560.6 million.
- Beringer Blass Wine Estates (BBWE) EBITA increased 30.1% to $486.6 million.
- Foster's Brewing International EBITA rose 23.6% to $31.4 million.
- Lensworth EBITA was 9.5% higher to $27.7 million.

Operating revenue increased 14.6% to $5.2 billion. Net sales revenue increased 12.1% to $4.6 billion.

Continued improvement in underlying return on capital employed, across all core businesses.

Gearing was 73.8% compared with 93.6% last year.

Earnings per share rose 10.9% to 27.4 cents per share.

The Directors have declared a final dividend of 9.5 cents per share fully franked, an increase of 11.8% on the prior year, bringing the full year, fully franked dividend to 17.0 cents per share, an increase of 9.7%.

dlw 9/16

Operating Highlights

Net operating cash flow of $634.4 million was significantly higher than in 2001 with positive results achieved across all businesses. The increase was driven by higher earnings, reduced interest costs and a one-off tax settlement in the prior year.

Earnings from CUB grew in the face of challenging conditions in the Australian domestic beer market. Strong performances from Australian beer and the hospitality business offset intense competition experienced by the spirits arm, Continental Spirits.

BBWE delivered a strong performance with double-digit EBITA (pre-SGARA) and volume growth achieved in all Wine Trade regions. Wine Services also performed strongly, but the international Wine Clubs business was negatively impacted by challenging trading conditions in the post September 11 environment.

Foster's Brewing International (FBI), the group's international beer business, achieved double-digit EBITA growth driven by earnings increases in United States, Europe and Greater Pacific.

The group continued its strategy of bolt-on acquisitions to strengthen the market positions and returns of its core businesses. This included the purchase of Ready-To-Drink (RTD) manufacturer BCB Beverages in Victoria, Etude Wines in the US Napa Valley, Ponder Estate Wines and Hawkesbridge Vineyard in New Zealand's Marlborough region, and other businesses involved in wine accessories, bottling and barrel production. Also purchased were the brewery assets of Danang (Song Han) State Brewery in Vietnam.

Reflecting Foster's significant investment in the high-growth premium wine industry and drive to achieve improved balance between its beer and wine businesses, wine revenues of $1,933.8 million exceeded beer revenues of $1,737.9 million for the first time.

Foster's President and CEO, Mr Ted Kunkel, said,

"The results confirm Foster's ability to deliver strong cash flow as well as build and grow a global premium beverage business."

"The BBWE wine model is delivering on the objectives of double-digit growth and positive cash flow forecast at the time of the Beringer acquisition and beer once again gave Foster's solid growth and magnificent cash generation."

"Each of the group's core businesses increased its return on capital employed, delivering a higher return to shareholders from the same asset base. This was a commendable achievement when considered in context of the challenging trading conditions affecting the group's key markets of Australia and the US."

"Fiscal 2002 was the year in which Foster's had to stand-up and be counted, to demonstrate that its beer/wine strategy will deliver growth, cash and returns. This result clearly confirms Foster's is on track and the group is gathering momentum."

Media:

Nicole Devlin
+613 9633 2261
0418 202 375

Investor Relations:

Domenic Panaccio
+613 9633 2773

Group Financial Review

Revenue

Total operating revenue increased 14.6% to $5,164.0 million. Net sales revenue increased 12.1% to $4,572.0 million.

Revenue Summary

Year ended 30 June	2002 $m	2001 $m	% Change
Beer			
Australian	1,558.9	1,550.6	0.5
International	179.0	159.0	12.6
	1,737.9	1,709.6	1.7
Wine			
Trade	1,326.2	1,015.3	30.6
Clubs	398.1	346.3	15.0
Services	246.8	178.4	38.3
Intra-division sales	(37.3)	(27.1)	
	1,933.8	1,512.9	27.8
Leisure and Hospitality	851.4	838.5	1.5
Spirits	109.0	95.8	13.8
Royalties	39.8	36.4	9.3
Inter-segment sales	(99.9)	(113.4)	
Net sales revenue	**4,572.0**	**4,079.8**	**12.1**
Other operating revenue	592.0	425.5	39.1
Total operating revenue	**5,164.0**	**4,505.3**	**14.6**

- Effective 1 July 2001, the New Zealand Spirits business has been transferred to the Foster's Brewing International (FBI) division. *The comparative revenue figures for FBI and Spirits have been adjusted by $9.0 million. FBI comparative revenue* has also been restated for contract brewing income of $12.5 million, which was disclosed last year in the "Other Sales Revenue" category.
- Wine Services revenue has been disclosed separately as part of the Wine industry disclosure. In 2001 Wine Services revenue of $153.2 million, after inter-segment sales of $25.2 million, was included in the "Other Sales Revenue" category.
- Revenue of $60.8 million, mainly comprising the Capital Liquor business and other miscellaneous beer revenue, was disclosed in the previous year as part of the "Other Sales Revenue" category. This revenue has now been disclosed in Australian Beer revenue.
- Net Sales Revenue reported in 2001 was $4,176.7 million. The movement in the comparative net sales revenue of $96.9 million is due to transfers to the "Other Operating Revenue" disclosure of revenue arising from Self Generating and Re-generating Assets ("SGARA") of $71.6 million and non-beverage income of $25.3 million. Other Operating revenue includes SGARA, interest, rent, asset sales, Lensworth property sales and other non-beverage income. In 2002 SGARA revenue was $124.2 million.

Earnings

The group reported net profit after tax of $560.9 million for the period, an increase of 20.6% over 2001.

Earnings before interest, tax and amortisation rose 18.9% to $1,038.6 million.

The measurement basis for vines and grapes prescribed by AASB 1037 Self-Generating and Re-Generating Assets ("SGARA") has resulted in an increase in earnings before interest and tax of $44.2 million (2001 $25.7 million) representing the difference between the net market value increment of vines and grapes recognised in revenue, being $124.2 million (2001 $71.6 million), less vineyard operating expenses.

Taxation

The group's tax expense increased 24.2% to $242.1 million owing to the group's higher profitability and earnings growth in higher taxed countries. Overall, the effective tax rate moved to 29.9% from 29.3% in 2001.

Earnings per share

Earnings per share rose to 27.4 cents, an increase of 10.9% over last year.

Dividend

The Directors declared a final dividend of 9.5 cents per share fully franked, an increase of 11.8% over last year, bringing the full year dividend to 17.0 cents per share, an increase of 9.7%. This dividend will be fully franked at the Australian company tax rate of 30%.

Earnings Summary

Year ended 30 June	2002 $m	2001 $m	% Change
Earnings before interest, tax and amortisation (EBITA)			
Beer			
Australian	430.5	410.8	4.8
International	31.4	25.4	23.6
	461.9	436.2	5.9
Wine			
Trade	401.0	294.8	36.0
Clubs	54.9	59.4	(7.6)
Services	30.7	19.9	54.3
	486.6	374.1	30.1
Leisure and Hospitality	114.4	105.9	8.0
Spirits	15.7	15.4	1.9
Property and Investments	27.7	25.3	9.5
Corporate (incl. net significant items)	(67.7)	(83.4)	18.8
Total EBITA	**1,038.6**	**873.5**	**18.9**
Amortisation	(47.7)	(37.2)	28.2
EBIT	**990.9**	**836.3**	**18.5**
Net interest expense	(182.4)	(172.1)	6.0
Tax	(242.1)	(194.9)	24.2
Outside equity interest	(5.5)	(4.1)	34.1
Net Profit after tax	**560.9**	**465.2**	**20.6**
Average shares outstanding (m)	2,034.8	1,878.7	8.3
Dividends per share (cents)	17.0	15.5	9.7

- Effective 1 July 2001, the New Zealand Spirits business has been transferred to the Foster's Brewing International (FBI) division. The comparative EBITA for FBI and Spirits have been adjusted by $1.1 million.

Cash Flow

Net operating cash flow was $634.4 million compared with $283.2 million in the previous year, an increase of $351.2 million on the prior period. The increase was driven primarily by forecast momentum in the second half of fiscal 2002 with $576 million of cash generated during that period, further reinforcing the seasonality of Foster's cash flow and the effect of timing differences on cash flow in the first half.

Delivering this result was continued strong cash flows from CUB, combined with a significant improvement in wine cash flows. Other factors driving the result were one-off tax receipts and lower interest payments. Net interest paid of $160.0 million was 10.9% lower than the previous year.

On a normalised basis, excluding one off tax and treasury related flows and significant items, operating cash flow was $504 million, a very solid underlying result.

The cash result reflects the changing cash flow characteristics of the group now that the Beringer acquisition has been fully integrated and the business has evolved to become a premium beer and wine company.

During the year, Foster's acquired a number of bolt-on businesses. The acquisitions included the purchase of International Wine Accessories, a leading supplier of wine accessory products; the purchase of Etude Wines, an ultra premium Napa Valley producer of Pinot Noir and Cabernet Sauvignon; the purchase of the assets of Tarac Bottlers, a contract wine bottling business in South Australia's Barossa Valley; the purchase of 51% of A P John Limited, an oak barrel manufacturer; Nellie Products, a premium wine packaging supplier based in Melbourne, Hawkesbridge Vineyard in the Marlborough region in New Zealand; the purchase of a 65% interest in BCB Beverages Australia Pty Ltd, a manufacturer and packager of RTDs and carbonated soft drinks; the purchase of the brewery assets of Danang (Song Han) State Brewery in Vietnam and the Lensworth division acquired a residential land development site at Craigeburn, in Melbourne.

Return on Capital Employed (ROCE)

Group ROCE decreased 40 basis points to 13.4% and remains a healthy 280 basis points above the group's weighted average cost of capital.

After adjusting 2001 ROCE for the full year impact of the Beringer acquisition creating a Fiscal 2001 base of 13.1%, group ROCE increased 30 basis points to 13.4%.

Cash Flow Highlights

Year ended 30 June	2002 $m	2001 $m	% Change
Cash profit before interest and tax	1,107.1	931.2	18.9
Working capital change	(211.5)	(162.5)	
Operating cash flow before interest and tax	**895.6**	**768.7**	
Net interest paid	(160.0)	(179.5)	
Tax paid	(101.2)	(306.0)	
Net operating cash flows	**634.4**	**283.2**	**124.0**
Capital expenditure	(285.0)	(322.9)	
Investments	(129.8)	(2,323.1)	
Capital expenditure and investments	**(414.8)**	**(2,646.0)**	
Depreciation	(176.8)	(137.6)	
Amortisation	(47.7)	(37.2)	
Depreciation and amortisation	(224.5)	(174.8)	
SGARA [1]	136.1	71.6	
Asset sale proceeds	86.4	36.5	
Net loan repayment proceeds	0.6	10.4	
Dividends paid	(154.9)	(131.7)	

1. SGARA – Self Generating and Re-Generating Assets - in accordance with the requirements of Australian accounting standard AASB 1037.

Balance Sheet

As at 30 June	2002 $m	2001 $m
Current assets *	2,641.2	2,605.1
Non-current assets	6,869.8	7,018.7
Total assets	**9,511.0**	**9,623.8**
represented by:		
Beer		
Australian Beer	1,758.2	1,730.9
International Beer	238.7	254.0
Wine	5,150.8	5,141.3
Leisure and Hospitality	734.4	798.8
Spirits	141.2	129.0
Property and Investments	210.7	180.6
Corporate (incl. tax and cash balances) *	1,277.0	1,389.2
	9,511.0	**9,623.8**
Current liabilities *	(1,696.9)	(1,800.2)
Non-current liabilities	(3,602.2)	(4,044.6)
Total liabilities	**(5,299.1)**	**(5,844.8)**
Total equity	**4,211.9**	**3,779.0**
Net debt	3,108.0	3,538.2
Gearing (%)	73.8	93.6
EBITA interest cover (times)	5.7	5.1

* Comparative restated by $374.3 million to gross-up the disclosure of Treasury current receivables and payables where no legal right of set-off exists. Previously disclosed on a net basis.

Exchange rates

Balance sheet items denominated in US dollars have been translated at the 30 June 2002 closing exchange rate of $A1 = US$0.5650 (2001: $A1 = US$0.5069). The average exchange rate used for profit and loss purposes was $A1 = US$0.5215 (2001: 0.5384).

Interest and gearing

EBITA interest cover was more than 5.7 times. Gearing, being the proportion of net debt to total shareholders' funds was 73.8% down from 93.6% in the prior year and is now on par with the group's gearing position prior to the acquisition of Beringer in 2000.

Operating Review by Business Unit

Carlton & United (CUB)

Year ended 30 June	2002 $m	2001 $m	% Change
Earnings before interest, tax and amortisation			
Australian Beer	430.5	410.8	4.8
Leisure and Hospitality	114.4	105.9	8.0
Spirits	15.7	15.4	1.9
	560.6	532.1	5.4

CUB comprises the Australian beer business, Australian Leisure and Hospitality and Continental Spirits.

Key drivers

- Higher margins despite lower volumes
- Strong turnaround in ALH

Another solid year was recorded with EBITA of $560.6 million, up 5.4% compared to the prior year. Net sales revenue was $2,421.8 million, up 2.0%.

Cash flows were again strong at $658.2 million, up 5.7% on 2001.

Australian Beer

Key drivers

- Earnings and margins increased despite lower volumes
- Stringent focus on costs
- Sales initiatives in draught beer market paying off

Australian Beer contributed EBITA of $430.5 million, up 4.8% on 2001 and margins improved 1.1 percentage points. Volumes were 2.2% lower impacted by unseasonally cool summer weather patterns in South East Australia where CUB has significant volume and strong competition from pre mix spirit drinks (RTDs)

Despite lower overall beer volumes, in the high-margin premium beer segment volumes increased and CUB achieved double-digit volume growth for its key focus brands, Cascade Premium, Cascade Premium Light, Carlton Midstrength and Carlton Draught.

Throughout the year a number of successful marketing and sales initiatives were implemented. These included a mobile Draught Beer Academy to educate consumers and hoteliers about the virtues of draught beer, the launch of Victoria Bitter and Carlton Midstrength in 285ml bottles and new VB television commercials supporting Rugby League in New South Wales and Queensland.

In the premium segment, the limited release of super-premium brew, Cascade First Harvest Ale, was a great success, selling out within weeks of its launch.

Australian Leisure and Hospitality (ALH)

ALH is the leisure and hospitality arm of CUB and is Australia's largest hotel owner and operator. It has 130 pub venues incorporating bistros and restaurants, sports bars, gaming rooms and take-away liquor shops.

Key drivers

- Gaming, retail liquor, bars and food all up on prior year

- Venue numbers reduced by 20
- Reduction in average capital employed of $22.3 million.

ALH produced an excellent result, successfully driving EBITA and revenue growth on a lower number of venues. EBITA grew 8.0% on 2001 to $114.4 million despite a reduction in capital employed within the business and increased taxes.

Gaming continues to perform well in all states driven by the ongoing rollout of new products and improvements in back-office systems. Retail liquor had an excellent year despite a reduced number of venues in the portfolio compared to last year. Gains were also made in bars and food.

The division continued its property rationalisation programme to improve the quality of its portfolio. During the year 22 non-core hotels were sold, two hotels were acquired and a number of major venue refurbishments were undertaken.

ALH continued to work closely with governments, regulators and industry bodies throughout the year to ensure ALH's responsible service of gaming and alcohol policies and codes of conduct continue to lead industry standards.

Continental Spirits Company (CSC)

CSC markets a wide range of bottled spirits and pre-mix spirit drinks (RTDs) in Australia.

Key drivers

- Bottled spirits volumes maintained
- Intense competition for RTD volumes.
- Result includes Pernod Ricard cash settlement of $5 million
- Initiatives in place to re-build pre-mix spirit drinks momentum

CSC posted an EBITA of $15.7 million, up 1.9% on 2001.

A disappointing result impacted by heavy competitor discounting in both the bottled spirits and RTD segments, forcing CSC's mid-premium brands into the discount segment where they now compete. In the face of strong discounting, both bottled spirit and RTD volumes were maintained.

To address this decline, a number of initiatives have been put in place to improve profitability and the strategic positioning of CSC in the RTD market. These include improved production flexibility through the purchase of low-cost producer BCB Beverages, more competitive bulk-spirit supply arrangements and increased leveraging of CUB's distribution network. The impact of these changes is expected to be evident in the second half of Fiscal 2003.

International Beer

Foster's Brewing International (FBI) is responsible for managing the Foster's brand globally and is also responsible for Foster's Asian and Pacific brewing operations in China, Vietnam, Fiji, India and Samoa.

Year ended 30 June	2002 $m	2001 $m	% Change
Earnings before interest, tax and amortisation	31.4	25.4	23.6

Key drivers

- Foster's USA delivers positive results
- Increased income from Foster's European partnership
- Benefits from continued cost management

FBI delivered an EBITA contribution of $31.4 million, up 23.6% on the previous year, on higher volumes. Performance against the prior year was driven by improved results from the Foster's USA business, increased income from the Foster's European partnership, Greater Asia performing better than last year, improved performance from the Greater Pacific region and continued cost management across all areas of the business.

Americas

The region achieved positive results for both volume and earnings against a backdrop of the events of September 11 and general soft business confidence in the US. In particular, earnings performance for the region was positive with year on year improvement of 30%. The joint venture formed with Miller Brewing Company in 2001 has allowed Foster's greater operational direction over the Foster's brand in the USA, including increased effort behind the brand in the form of marketing investment.

Europe, Middle East and Africa

The better than expected performance in Europe, the Middle East and Africa was the result of positive gains from Foster's European partnership income and export revenues from the Gulf region.

Regional volumes grew marginally and in the UK, Foster's volumes increased despite the continuing decline in the beer market there. Consumer research undertaken in the UK found Foster's to be the preferred brand in six out of seven regions, with superior consumer loyalty, particularly in the 18-24 year age group. Foster's moved up into the number three position in the take-home trade sector achieving the highest growth amongst the top ten brands.

Alliances established through the Scottish & Newcastle purchase of brewer Kronenbourg are showing benefits, with improved brand awareness and distribution access in France and Belgium.

Greater Asia

Greater Asia recorded an improved result over last year and continued to move closer to cash break-even. Growing demand in both local operations and export businesses saw beer volumes in the region rise 4.6%, with focus on high end, high margin products. The export business continues to develop as strategic alliances with key local partners are established.

Foster's purchased the assets of Danang (Song Han) State Brewery to double the license capacity of its existing Danang brewery and meet growing demand in Vietnam.

Greater Pacific

Volumes in all markets in the Greater Pacific region grew solidly contributing to a very positive result compared with last year.

The first full year of the multi-product approach in the region yielded good results with all three product offerings (beer, wine and spirits) growing well.

Global Wine

Beringer Blass Wine Estates (BBWE) operates Foster's global wine businesses. BBWE has multiple selling channels - Wine Trade, Wine Clubs and Wine Services.

Year ended 30 June	2002 $m	2001 $m	% Change
Earnings before interest, tax and amortisation			
Wine			
• Trade	401.0	294.8	36.0
• Wine Clubs	54.9	59.4	(7.6)
• Wine Services	30.7	19.9	54.3
	486.6	374.1	30.1

Key drivers

- Strong earnings growth in a demanding operating environment.
- Operating cash flow (pre-tax and interest) more than covered investment activity for the period.
- Trade business delivered double-digit volume and earnings growth (pre SGARA).
- Services delivered strong organic growth, while integrating three acquired businesses.
- International Clubs result negatively impacted by economic conditions and events of September 11.

BBWE delivered a strong result with an EBITA contribution of $486.6 million, up 30.1%. EBITA (excluding SGARA) was $442.4 million, 26.9% up on last year. Global volumes increased 25.8% to just under 17 million nine litre cases.

BBWE delivered positive cash flow (pre tax and interest) after investing in working capital, capital expenditure and bolt-on acquisitions.

The trade businesses in North America and Asia Pacific, in particular, delivered excellent growth. In North America, this result was achieved in an operating environment that continues to be difficult. In the UK/Europe, good growth was delivered as new distribution arrangements and additions to the management team were put in place.

The performance of Wine Clubs was solid in Australia and New Zealand, but elsewhere the impacts of September 11 negatively affected international direct-selling businesses. While market conditions are expected to improve, a broad range of actions have been implemented to improve the performance of the international clubs business. Wine Services performed well with strong growth recorded, both organic and through acquisitions.

The strategy of bolt-on acquisitions for the wine business continued with the purchase by the Wine Trade business of Etude Wines in the US Napa Valley, Hawkesbridge Vineyard in New Zealand's Marlborough region and more recently, Ponder Estate Wines also in New Zealand. AP John, Nellie Products and Tarac Bottlers were also acquired by Wine Services. The Clubs business acquired the US based International Wine Accessories.

Wine Trade Division

The BBWE wine trade division includes all wine sold through traditional wine trade channels in Asia Pacific, North America and the UK/Europe.

Key Drivers

- Strong Asia Pacific performance as a result of continued brand momentum.

- Solid revenue and volume growth from North America despite difficult trading conditions.

The division contributed EBITA of $401.0 million, up 36.0% on 2001. EBITA (excluding SGARA) was $356.8 million, 32.6% up on last year.

Revenues from wine trade rose 30.6% to $1,326.2 million and overall shipments of bottled wine increased 33.2% to 14.2 million nine litre cases.

The restructuring of the global wine trade business which began in the first half was completed and regional businesses are now in place in the three key wine markets of the world: North America, Asia Pacific and UK/Europe.

Wine Trade – North America

North American wine trade encompasses sales of Californian, Chilean, Australian and European wines in North American markets.

The division made an excellent contribution achieving EBITA of $316.6 million, an increase of 47.4% over last year, in a very difficult trading environment. EBITA (excluding SGARA) was $283.1 million, 38.0% up on last year. After adjusting the 2001 results to include the additional three months of Beringer, the EBITA increase remains strong at 23.5% (excluding SGARA 14.7%).

Volumes, as measured by shipments, were up 11.6% on a comparable 12 month basis. Depletions from retail stores continued to grow at a faster rate (13%). Consumer pull-through is evident and in the critical off-premise market BBWE volumes, as reported by AC Nielson food and drug store data for the 52 week period ended July 6[1], grew by 22.1% against overall premium category growth of 7.6%. The Australian portfolio achieved volume growth of 27.1% driven primarily by Greg Norman Estates and the Black Opal brands as well as the successful launch of the Rothbury brand. Beringer Blush and Stone Cellars brands continued to perform well. Stone Cellars achieved volumes of nearly one million cases in its first 15 months, an outstanding achievement for a new brand.

Beringer Vineyards continued to receive recognition for wine quality winning an unprecedented four "Winery of the Year" honours from some of America's most prestigious food and wine publications.

Wine Trade – Asia Pacific

Asia Pacific wine trade encompasses sales of Australian, Californian and European wine to the Asia Pacific region.

Asia Pacific trade achieved an EBITA increase of 4.1% to $67.9 million. EBITA (excluding SGARA) was $57.2 million, 16.5% up on last year. Revenue also rose 18.9% to $195.1 million and volumes were up 24.9% across all three markets, Australia, New Zealand and Asia.

The strong volume growth, in a market that was soft overall, was driven primarily by significantly increased spend behind the core brands in Australia. One-off costs associated with the realignment of the brand portfolio and restructure of the sales force in Australia also impacted on EBITA during the period.

The strategy of focusing on three core brands (Wolf Blass, Yellowglen, Jamieson's Run) yielded results, with Asia/Pacific volumes increasing by 24.9 per cent over last year. The growth was driven largely by increased sale volumes of Wolf Blass/Eaglehawk (67.8% increase), Yellowglen (15.9% increase) and Jamiesons Run (19.1% increase). BBWE's focus on the premium end of the market (above $10 price point) also contributed to the result, providing protection from the intense competition at the lower end of the market during the year.

Wine Trade – UK/Europe

BBWE's UK/Europe trade business includes sales of Californian, Chilean, Australian and European brands to the UK and European markets.

UK/Europe achieved EBITA growth of 11.5% to $16.5 million, which excluded SGARA, and volumes rose 30.0% for the year, driven mainly by growth in UK/Ireland.

---

[1] A.C. Nielsen food and drug store scanned retail activity captures about 30% of BBWE's business in the US and is the only objective view of consumer activity considered to be a reliable directional indicator of broad consumer trends in the US.

In the key UK market, it was a year of transition, with Waverley Wines and Spirits appointed as the on-premise distributor for BBWE Australian portfolio and a new sales force set-up to directly manage large off-trade customers. New listings with key retailers were achieved and volumes grew strongly, up 23.9% compared to the prior year.

Ireland was BBWE's best performing market for Europe with volumes up 54.9% on last year. Wolf Blass is a strong brand in this market, ranked as number three overall and retailing at a significant premium to its nearest competitors in the Australian category.

While Wolf Blass remains the key European and Canadian brand, Eaglehawk was launched in the second half of the year with sales growing well to date. The Stone Cellars brand was also launched and is showing encouraging early results.

Wine Clubs

BBWE's wine clubs sell wine directly to over one million members through its various wine clubs worldwide.

Key drivers

- Australian clubs solid
- International clubs down

Wine Clubs EBITA was down 7.6% to $54.9 million for the year. Performance varied significantly by region with Clubs in Australia and New Zealand continuing to achieve solid growth. In the post September 11 environment international clubs suffered. In Germany, trade-shows were cancelled cutting off a key channel to market and consumer suspicion around mail offers continued to impact business in Europe and in the US.

During the period, additional management was appointed to the Wine Clubs business. Operational strategies have been put in place to improve distribution control, migrate Cellarmasters business models, establish a common IT platform and achieve supply-chain cost savings and synergies.

Wine Services

Wine Services provides services to the wine and beverage industry, including contract bottling, warehousing, distribution and the supply of wine packaging materials. Businesses are located in Australia, New Zealand and France.

Key drivers

- Mix of organic growth and acquisitions

Wine Services recorded an EBITA contribution of $30.7 million, up 54.3% on 2001. The increase was the result of both organic growth and acquisitions.

During the year BBWE acquired three businesses that were seamlessly integrated into the existing operations: AP John, Nellie Products and Tarac Bottlers. All delivered ahead of expectations.

Sales of corks and bottling and packaging activities were all up strongly and Wine Services bottled an additional 2.3 million cases of wine for producers in Australia and France.

Lensworth

Lensworth is the group's urban residential property business.

Year ended 30 June	2002 $m	2001 $m	% Change
Earnings before interest, tax and amortisation	27.7	25.3	9.5

Key drivers

- Residential property market growing strongly
- Robust cash flow

Lensworth achieved a good result overall with an EBITA of $27.7 million, up 9.5% on the previous year. Better than expected profits were recorded for property projects fuelled by historically low interest rates and the impact of the First Home Owners Rebate on new housing construction. Net rental income was also up and the market for industrial and commercial property continued to be sound. The acquisition of the Craigieburn project (Victoria) was settled in January 2002 and detailed planning has commenced for a project launch in 2003.

As at June 2002, Lensworth managed assets with a book value of $230 million.

Outlook

Foster's has cemented its position as a global premium-branded beverage company generating growth momentum through a combination of premium products, geographic diversity, strong distribution channels and cash generation capability. While economic conditions in US and European wine markets remain demanding, and competition is intense across all geographies, Foster's expects this growth momentum to continue.

Appendix 4B
Preliminary Final Report

FOSTER'S GROUP LIMITED

ABN	Half Yearly (tick)	Preliminary Final (tick)	Year Ended ('Current Period')
49 007 620 886		√	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market.

				$m
Revenues from ordinary activities *(item 1.1)*	up	13.9%	to	$5,023.9
Profit(loss) from ordinary activities after tax attributable to members *(item 1.22)*	up	20.6%	to	$560.9
Profit (loss) from extraordinary activities after tax attributable to members *(item 2.5)*	gain/(loss) of			Nil
Net profit (loss) for the period attributable to members *(item 1.11)*	up	20.6%	to	$560.9

Dividends	Amount per security	Franked amount per security at 30% tax (2001 34%)
Final dividend (item 15.4)	9.50 ¢	9.50 ¢
Previous corresponding period (item 15.5)	8.50 ¢	8.50 ¢

Record date for determining entitlements to the dividend *(see item 15.2)*	6 September 2002

Condensed consolidated statement of financial performance

		Current Period $m	Previous Corresponding Period $m
1.1	Revenue from ordinary activities	5,023.9	4,412.6
1.2	Expenses from ordinary activities	(4,040.2)	(3,620.4)
1.3.1	Share of net profit (loss) of associates and joint venture entities	7.2	44.1
1.3.2	Earnings before interest and income tax	990.9	836.3
1.4.1	Interest revenue	140.1	92.7
1.4.2	Borrowing expenses	(322.5)	(264.8)
1.4	Net interest expense	(182.4)	(172.1)
1.5	**Profit(loss) from ordinary activities before tax**	**808.5**	**664.2**
1.6	Income tax on ordinary activities	(242.1)	(194.9)
1.7	**Profit(loss) from ordinary activities after tax**	**566.4**	**469.3**
1.8	Profit from extraordinary items after tax (detail in item 2.5)	-	-
1.9	**Net profit (loss) (items 1.7 + 1.8)**	**566.4**	**469.3**
1.10	Net profit (loss) attributable to outside equity interests	(5.5)	(4.1)
1.11	**Net profit (loss) for the period attributable to members**	**560.9**	**465.2**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	(81.5)	35.9
1.14	Other revenue, expense and initial adjustments recognised directly in equity	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity	(81.5)	35.9
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**479.4**	**501.1**

Earnings per security (EPS)

		Current Period	Previous Corresponding Period
1.18	Basic EPS	27.4	24.7
1.19	Diluted EPS	26.8	24.2

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current Period $m	Previous Corresponding Period $m
1.20	Profit (loss) from ordinary activities after tax *(item 1.7)*	566.4	469.3
1.21	Plus (less) outside equity interest	(5.5)	(4.1)
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**560.9**	**465.2**

Revenue and expenses from ordinary activities

		Current Period $m	Previous Corresponding Period $m
1.23.1	Net beer sales	1,737.9	1,709.6
1.23.2	Net wine sales	1,933.8	1,512.9
1.23.3	Net spirit sales	109.0	95.8
1.23.4	Leisure and hospitality	851.4	838.5
1.23.5	Royalties and other sales revenue	39.8	36.4
1.23.6		4,671.9	4,193.2
1.23.7	Inter-segment Sales	(99.9)	(113.4)
1.23	Net sales revenue	4,572.0	4,079.8
1.24	Other operating revenue	451.9	332.8
1.25	Revenue from ordinary activities	5,023.9	4,412.6
1.26.1	Cost of sales	(2,299.0)	(1,937.7)
1.26.2	Selling expenses	(562.5)	(508.3)
1.26.3	Marketing expenses	(300.8)	(265.2)
1.26.4	Distribution expenses	(100.2)	(97.4)
1.26.5	Administration expenses	(764.5)	(729.9)
1.26.6	Other expenses	(13.2)	(81.9)
1.26	Expenses from ordinary activities	(4,040.2)	(3,620.4)
1.27	Depreciation and amortisation excluding amortisation of intangibles (included in expenses above)	(176.8)	(137.6)
	Capitalised outlays		
1.28	Interest cost capitalised in asset values	19.5	20.6
1.29	Outlays capitalised in intangibles (unless arising from an acquisition of a business)		-

Consolidated retained profits

		Current Period $m	Previous Corresponding Period $m
1.30	Retained profits at beginning of financial period	493.9	202.0
1.31	Net profit (loss) attributable to members	560.9	465.2
1.32	Net transfers from (to) reserves	0.8	147.8
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends provided for or paid	(350.8)	(321.1)
1.35	**Retained profits at end of financial period**	**704.8**	**493.9**

Notes to the condensed consolidated statement of financial performance

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $m	Related tax $m	Related outside equity interests $m	Amount (after tax) attributable to members $m
2.1	Amortisation of goodwill	(42.9)			(42.9)
2.2	Amortisation of other intangibles	(4.8)			(4.8)
2.3	Total amortisation of intangibles	(47.7)			(47.7)
2.4	Extraordinary items	-	-	-	-
2.5	Total extraordinary items	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current Period $m	Previous Corresponding Period $m
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.10 in the half yearly report)	322.2	267.1
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	238.7	198.1

Condensed consolidated statement of financial position

		At End of Current Period $m	As Shown in Last Annual Report $m	As in Last Half Yearly Report $m
	Current Assets			
4.1	Cash assets	277.4	542.7	372.4
4.2	Receivables	1,186.7	941.6	1,117.5
4.3	Other financial assets	-	-	-
4.4	Inventories	1,114.7	1,077.7	1,211.2
4.5	Tax assets	-	-	-
4.6	Other current assets	62.4	43.1	80.4
4.7	**Total Current Assets**	**2,641.2**	**2,605.1**	**2,781.5**
	Non-Current Assets			
4.8	Receivables	93.0	73.8	115.1
4.9	Investments accounted for using the equity method	73.0	77.7	77.9
4.10	Other financial assets	2.4	4.7	2.3
4.11	Inventories	564.0	487.0	552.9
4.12	Exploration and evaluation expenditure capitalised	-	-	-
4.13	Development properties (mining entities)	-	-	-
4.14.1	Property, plant and equipment (net)	2,908.8	2,984.0	2,991.6
4.14.2	Agricultural assets	357.7	366.7	354.6
4.15	Intangible assets (net)	2,583.5	2,669.4	2,723.8
4.16	Deferred tax assets	226.0	309.3	308.6
4.17	Other non-current assets	61.4	46.1	62.5
4.18	**Total Non-Current Assets**	**6,869.8**	**7,018.7**	**7,189.3**
4.19	**Total Assets**	**9,511.0**	**9,623.8**	**9,970.8**
	Current Liabilities			
4.20	Payables	1,054.0	1,084.7	1,007.0
4.21	Interest bearing liabilities	237.1	365.3	429.5
4.22	Current tax liabilities	121.8	77.8	134.3
4.23	Provisions	284.0	272.4	231.6
4.24	Other current liabilities	-	-	-
4.25	**Total Current Liabilities**	**1,696.9**	**1,800.2**	**1,802.4**
	Non-Current Liabilities			
4.26	Payables	111.7	24.7	77.9
4.27	Interest bearing liabilities	3,148.3	3,715.6	3,602.8
4.28	Deferred tax liabilities	283.7	215.4	233.1
4.29	Provisions	58.5	88.9	93.3
4.30	Other non-current liabilities		-	-
4.31	**Total Non-Current Liabilities**	**3,602.2**	**4,044.6**	**4,007.1**
4.32	**Total Liabilities**	**5,299.1**	**5,844.8**	**5,809.5**
4.33	**Net Assets**	**4,211.9**	**3,779.0**	**4,161.3**
	Equity			
4.34	Contributed equity	3,445.5	3,151.1	3,363.1
4.35	Reserves	12.1	94.4	90.7
4.36	Retained profits	704.8	493.9	661.5
4.37	**Equity attributable to members of the parent entity**	4,162.4	3,739.4	4,115.3
4.38	Outside equity interests in controlled entities	49.5	39.6	46.0
4.39	**Total Equity**	**4,211.9**	**3,779.0**	**4,161.3**
4.40	Preference capital included as part of 4.36	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and Evaluation Expenditure Capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.)

		Current Period $m	Previous Corresponding Period $m
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties		
5.6	**Closing Balance as Shown in the Consolidated Statement of Financial Position (item 4.11)**		

Development Properties

(To be completed only by entities with mining interests if amounts are material)

		Current Period $m	Previous Corresponding Period $m
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing Balance as Shown in the Consolidated Statement of Financial Position (item 4.12)**		

Condensed consolidated statement of cash flows

		Current Period $m	Previous Corresponding Period $m
	Cash Flows Related to Operating Activities		
7.1	Receipts from customers	6,617.1	6,156.8
7.2	Payments to suppliers, governments and employees	(5,721.5)	(5,388.3)
7.3	Dividends received	-	0.2
7.4	Interest and other items of similar nature received	133.4	90.1
7.5	Interest and other costs of finance paid	(293.4)	(269.6)
7.6	Income taxes paid	(101.2)	(306.0)
7.7	Other	-	-
7.8	**Net Operating Cash Flows**	**634.4**	**283.2**
	Cash Flows Related to Investing Activities		
7.9	Payment for purchases of property, plant and equipment and agricultural assets	(285.0)	(322.9)
7.10	Proceeds from sale of property, plant and equipment	81.0	33.4
7.11.1	Payments to acquire controlled entities (net of cash balances acquired)	(101.8)	(2,315.9)
7.11.2	Payments to acquire outside equity interest in controlled entities	(0.3)	(4.9)
7.12	Payments for acquisition of investments and other assets	(27.7)	(2.3)
7.13.1	Proceeds from sale of controlled entities	-	-
7.13.2	Proceeds from sale of investments and other assets	5.4	3.1
7.14	Net proceeds from repayment of loans	0.6	10.4
7.15	Other		-
7.16	**Net Investing Cash Flows**	**(327.8)**	**(2,599.1)**
	Cash Flows related to Financing Activities		
7.17	Proceeds from exercise of options and capital called up	-	15.1
7.18	Proceeds from issue of shares	96.0	1,031.7
7.19	Proceeds from borrowings	660.0	3,726.8
7.20	Repayment of borrowings	(1,163.6)	(2,294.5)
7.21	Distributions to outside equity interest	(3.3)	(0.4)
7.22	Dividends paid	(154.9)	(131.7)
7.23	Payment for shares bought back	-	(12.6)
7.24	**Net Financing Cash Flows**	**(565.8)**	**2,334.4**
7.25	**Net increase (decrease) in cash held**	**(259.2)**	**18.5**
7.26	Cash at beginning of the year	534.5	504.8
7.27	Effects of exchange rate changes on foreign currency cash flows and cash balances	(3.9)	11.2
7.28	**Cash at the end of the year** (refer Reconciliation of Cash)	**271.4**	**534.5**

Non-Cash Financing and Investing Activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows: The Group has non cash transactions relating to the employee share plan, long term incentive plan (LTIP) and dividend reinvestment plan (DRP).

Reconciliation of Cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current Period $m	Previous Corresponding Period $m
8.1	Cash on hand, at bank and in transit	222.2	181.0
8.2	Deposits at call	55.2	361.7
8.3	Bank overdraft	(6.0)	(8.2)
8.4	Other		-
8.5	**Total Cash at End of Period** (item 7.28)	**271.4**	**534.5**

Other notes to the condensed financial statements

Ratios

		Current Period	Previous Corresponding Period
9.1	**Profit Before Tax / Revenue** Consolidated operating profit from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1+1.4.1)	15.7%	14.7%
9.2	**Profit After Tax / Equity Interests** Consolidated net profit from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	13.5%	12.4%

Earnings Per Security (EPS)

		Current Period	Previous Corresponding Period
10.1	Calculation of the following in accordance with AASB 1027: Earnings per Share		
	(a) Basic EPS*	27.4 cents	24.7 cents
	(b) Diluted EPS* (if materially different from (a))	26.8 cents	24.2 cents
	(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	2,034,794,888	1,878,656,681

* after significant items

NTA Backing

		Current Period	Previous Corresponding Period
11.1	Net tangible asset backing per ordinary share	$0.77	$0.54

The net asset backing per ordinary share was $2.02 at end of the current period and $1.88 at the end of the previous corresponding period.

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17)).

12.1 Discontinuing Operations

There are no discontinuing operations.

Control Gained Over Entities Having Material Effect

13.1	Name of entity (or group of entities) *	N/A
13.2	Consolidated profit (loss) from ordinary and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired.	N/A
13.3	Date from which such profit (loss) has been calculated	N/A
13.4	Consolidated profit (loss) from ordinary and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period.	N/A

Loss of Control of Entities Having Material Effect

14.1	Name of entity (or group of entities) *	
14.2	Consolidated profit (loss) from ordinary and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	N/A
14.4	Consolidated profit (loss) from ordinary and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	N/A
14.5	Contribution to consolidated operating profit (loss) and extraordinary items after tax from sale of interest leading to loss of control	N/A

* No acquisition or disposal of a controlled entity or group of controlled entities during the current period affected the economic entity's profit or loss by more than 5% of the previous corresponding period's consolidated profitor loss.

Reports for Industry and Geographical Segments

Refer Appendix A

Dividends

15.1 Date final dividend payable — Tuesday, 1 October 2002

15.2 Registrable transfers received by the Company at its principal register at Perpetual Registrars Limited, Level 4, 333 Collins Street, Melbourne or any of its branch registers up to 5.00 pm on Friday, 6 September 2002, if paper based, or by End of Day on that date if electronically transmitted by CHESS, will be registered before entitlements to the dividend are determined.

15.3 If it is a final dividend, has it been declared? — Yes

Amount Per Security

		Amount per security	Franked amt per security at 30% (2001 34%)	Amount per security of foreign sourced dividend
	(Preliminary final report only)			
15.4	Final dividend: Current year	9.50 ¢	9.50 ¢	Nil
15.5	Previous year	8.50 ¢	8.50 ¢	Nil
	(Half yearly and preliminary final reports only)			
15.6	Interim dividend: Current year	7.50 ¢	7.50 ¢	Nil
15.7	Previous year	7.00 ¢	7.00 ¢	Nil

Total Dividend per security (interim *plus* final)

(Preliminary final report only)	Current year	Previous Year
15.8 Ordinary Securities	17.00 ¢	15.50 ¢
15.9 Preference Securities	N/A	N/A

Final Dividend on all Securities

	Current Period $m	Previous Corresponding Period $m
15.10 Ordinary securities	194.5	171.0
15.11 Preference securities	N/A	N/A
15.12 **Total**	**194.5**	**171.0**

The previous corresponding period dividend was under-provided in the 2001 financial statements by $0.2 million.

The Company's dividend reinvestment plan (DRP) was reactivated for the 1999/00 final dividend and continues to be available to eligible shareholders. The new shares will be issued at an amount which is the weighted average price of ordinary shares in the Company sold on the Australian Stock Exchange during the five trading days up to and including the record date for the dividend.

The last date for receipt of election notices for participation in the 2001/02 final dividend under the DRP is Friday, 6 September 2002.

Details of Aggregate Share of Profits (Losses) of Associates and Joint Venture Entities

		Current Period $m	Previous $m
16.1	Profit(loss) from ordinary activities before income tax	7.2	44.1
16.2	Income tax on ordinary activities	(2.5)	(2.5)
16.3	Profit(loss) from ordinary activities after income tax	4.7	41.6
16.4	Extraordinary items net of tax	-	-
16.5	Net profit (loss)	4.7	41.6
16.6	Outside equity interests	-	-
16.7	Net profit (loss) attributable to members	4.7	41.6

Material Interests in Entities Which are not Controlled Entities

The economic entity has an interest (that is material to it) in the following entities.

Name of Entity		Percentage of Ownership Interest Held at End of Period or Date of Disposal		Contribution to Profit(loss) (item 1.4)	
		Current Period	Previous Corresponding Period	Current Period $m	Previous Corresponding Period $m
17.1	**Equity accounted associates and joint venture entities**	N/A	N/A	N/A	N/A
17.2	**Total**				
17.3	**Other material interests**	N/A	N/A	N/A	N/A
17.4	**Total**				

There are no material interests in entities which are not controlled entities.

Issued and Quoted Securities at End of Current Period

Category of securities		Total number	Number Quoted	Issued price per security (cents)	Amount paid up per security (cents)
18.1	**Preference securities**	-	-	-	-
18.2	Issued during current period	-	-	-	-
18.3	**Ordinary Shares**				
18.4.1	Fully Paid (1)	2,056,349,353	2,056,349,353	-	-
18.4.2	Partly Paid (2)	998,310	-	Various (2)	1.67
18.4.3	Issued during current period	62,673,508	62,673,508	-	-
18.4.4	Decreases during current period	-	-	-	-
18.5	**Convertible Debt Securities**				
18.6	USD400m (3)	140,387,821	140,387,821	500	-
18.7	**Options**			*Exercise Price*	*Expiry Date*
	Conversion:				
	1 option for 1 ordinary share	2,390,000	-	Various (4)	11/05
18.8	Issued during current period	-	-	-	-
18.9	Exercised during current period	-			
18.10	Expired during current period	-	-		
18.11	**Debentures**	-	-		
18.12	Issued during current period	-	-	-	-
18.13	**Unsecured Notes**	-	-		
18.14	Issued during current period	-	-	-	-

(1) 18,147,860 fully paid ordinary shares were issued on 7 August 2001 at $5.25 per share under the Share purchase plan announced in June 2001.

1,317,960 fully paid ordinary shares were acquired at $0.00 per share by eligible employees pursuant to participation in the Long Term Incentive Plan.

7,375,600 fully paid ordinary shares were issued under the Employee Share Plan on 10 December 2001. The issue price was $4.36 per share. 144,672 fully paid ordinary shares were issued under the International Employee Share Plan between 1 Oct 2001 and 2 April 2002. The issue price ranged from $4.15 to $4.44.

35,687,416 fully paid ordinary shares were issued under the Dividend reinvestment plan. The issue price was $4.87 per share on 28 September 2001 and $4.42 per share on 22 March 2002.

(2) The issue price of the partly paid shares ranged from $4.32 to $9.40.The amount uncalled on the partly paid shares ranges between $4.30 and $9.38, the weighted average uncalled amount on these being $6.62. 256,560 partly paid shares were called up during the period. No partly paid shares were issued during the current year.

(3) The number of potential shares represented by the US$ denominated convertible debt securities have been converted under the terms of the issue at a fixed rate of A$1.00:US$0.56985 and at an initial exchange price of A$5.00 per share.

Issued and Quoted Securities at End of Current Period (continued)

(4) OPTIONS	Shares Represented	Number Quoted	Exercise Price dollar/share		Expiry Date
Issued during the Current Period					
Nil	-	-	-		-
Total Options on Issue at end of the Current Period					
Employee Options	50,000	-	2.12	(5)	11/05
Employee Options	160,000	-	2.36	(5)	11/05
Employee Options	250,000	-	2.73	(5)	11/05
Employee Options	1,200,000	-	2.12	(6)	11/05
Employee Options	160,000	-	2.36	(6)	11/05
Employee Options	150,000	-	2.73	(6)	11/05
Employee Options	420,000	-	2.48	(6)	11/05
	2,390,000				

At the Annual General Meeting held on 25 October 1999, shareholders approved the proposal to extend the existing exercise period of the remaining options to ten years after the date on which most of the options were granted.

The abovementioned employee options over unissued ordinary shares can only be exercised if the Foster's Group Limited share price reaches or exceeds on any five consecutive business days during the 12 months preceding the time of exercise: $3.08 in respect of the options marked (5) and $3.40 in respect of the options marked (6), with both series of options expiring in 2005.

The criteria allowing the options expiring in 2005 to be exercised has been met.

Comments by Directors

A statement by the Directors on material factors affecting the earnings and operations of the economic entity precedes this report.

Basis of Preparing the Financial Report

19.1 Refer to the statement by Directors on material factors affecting the earnings and operations of the economic entity which precedes this report.

No events have occurred since the end of the current period which have a material effect on matters reported here.

19.2 Material factors affecting the revenue and expenses of the economic entity for the current period

Refer to the report by Directors on material factors affecting the earnings and operations of the economic entity which precedes this report.

19.3 *Description of events since the end of the current period which have had a material effect and are not related to matters already reported*

None

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

At the end of the year after providing for tax payable on 2002 Australian income and after allowing for franking of the final dividend, there was $354.7 million in franking credits available. While the extent of further franking will be dependent upon operating performance and the business environment, there are reasonable prospects that subsequent dividend payments will be fully franked.

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2002. The balances of the franking accounts disclosed above are based on a tax rate of 30%.

19.5 Changes in accounting policies since the last annual report

The accounting policies adopted are consistent with those of the previous corresponding period and the last annual report.

19.5 Revisions in estimates of amounts reported in previous interim periods.

There were no material revisions made in amounts reported in previous interim periods.

19.6 Changes in contingent liabilities or assets.

There are no contingent assets reported for the year ended 30 June 2002.

The contingent liabilities at 30 June 2002 and movements since the last annual report are as follows:

Arising in respect of individual controlled entities: guarantees - other persons	$13.5 million, an increase of $9.7 million.
Arising in respect of other persons: guarantees - banks and other financiers - other persons	$15.7 million, a decrease of $24.2 million. $81.6 million, an increase of $61.0 million.
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	$26.4 million, an increase of $1.5 million.

Additional Disclosure for Trusts

20.1	Number of units held by the management company or a related party of it	N/A
20.2	A statement of the fees and commissions payable to the management company Identify: · initial service charges · management fees · other fees	N/A

Annual Meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Melbourne Concert Hall Victorian Art Centre St Kilda Road, Melbourne, Victoria
Date	Monday, 28 October 2002
Time	11.00am
Approximate date the annual report will be available	Friday, 27 September 2002

Compliance Statement

1 This report has been prepared under accounting policies which comply with the Corporations Act 2001, the Accounting standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

2 This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies.

3 This report gives a true and fair view of the matters disclosed.

4 This report is based on financial statements to which one of the following applies.

(Tick one)

√	The financial statements have been audited.		The financial statements have been subject to review.
	The financial statements are in the process of being audited or subject to review.		The financial statements have not yet been audited or reviewed.

5 No qualifications have been made by the auditors.

6 The entity has a formally constituted audit committee.

Signed: .... Date: 27 August 2002

P. A. BOBEFF

FOSTER'S GROUP LIMITED
REPORT FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

APPENDIX A

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Non-cash expenses other than depreciation $m	Total operating revenue $m	Inter segment sales $m	Net external operating revenue $m	Operating profit before income tax and significant items $m	Significant items $m	Profit from ordinary activities before income tax $m
2002											
Industry segments											
Australian Beer	1,758.2	225.1	87.9	70.8	13.9	1,582.8	(97.5)	1,485.3	428.0	-	428.0
International Beer	238.7	45.5	11.9	8.7	2.1	227.2		227.2	31.4	-	31.4
Spirits	141.2	12.7	2.3	2.5		114.8		114.8	14.4	-	14.4
Leisure and hospitality	734.4	61.8	43.2	33.5	9.0	935.3		935.3	113.0	-	113.0
Wine	5,150.8	313.5	229.9	104.8	37.4	2,080.4	(2.4)	2,078.0	444.3	-	444.3
Property and investments	210.7	126.3	0.7	0.6		173.8		173.8	27.5	-	27.5
Corporate	773.6	723.3	2.1	3.6	1.1	9.5		9.5	(67.7)	-	(67.7)
	9,007.6	1,508.2	378.0	224.5	63.5	5,123.8	(99.9)	5,023.9	990.9	-	990.9
Unallocated											
Cash/Interest bearing liabilities	277.4	3,385.4									
Deferred tax assets/tax provisions	226.0	405.5									
Interest revenue								140.1			
Net interest expense											(182.4)
	9,511.0	5,299.1						5,164.0			808.5
2001											
Industry segments											
Australian Beer	1,730.9	240.2	96.5	52.4	21.7	1,578.3	(110.6)	1,467.7	408.3	(8.5)	399.8
International Beer	254.0	42.6	5.9	8.7	-	199.0		199.0	25.4	36.7	62.1
Spirits	129.0	6.9	1.1	2.4	0.8	96.8		96.8	14.1	-	14.1
Leisure and hospitality	798.8	59.9	75.3	28.4	7.6	883.0		883.0	104.8	-	104.8
Wine	5,141.3	277.2	2,560.7	80.0	48.3	1,607.3	(2.8)	1,604.5	342.1	(39.5)	302.6
Property and investments	180.6	102.4	0.7	0.6	-	161.6		161.6	25.0	-	25.0
Corporate	537.2	741.5	5.1	2.3	14.3	-		-	(53.1)	(19.0)	(72.1)
	8,771.8	1,470.7	2,745.3	174.8	92.7	4,526.0	(113.4)	4,412.6	866.6	(30.3)	836.3
Unallocated											
Cash/Interest bearing liabilities	542.7	4,080.9									
Deferred tax assets/tax provisions	309.3	293.2									
Interest revenue								92.7			
Net interest expense											(172.1)
	9,623.8	5,844.8						4,505.3			664.2

The Group operates predominantly in the beverage industry which includes the production and marketing of alcoholic and non-alcoholic beverages and a major investment in licensed properties.
The interest revenue and net interest expense has not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Intersegment pricing is on an arm's length basis. The Group has certain investments in associates which are equity accounted but are not material. The New Zealand Spirits business has been transferred from the Spirits segment to the International Beer segment and comparatives have been restated.

Industry segment (continued)

The International beer segment includes an investment in Foster's USA, LLC of $71.1 million (2001 $75.7 million), an equity accounted joint venture partnership. The Group's share of the operating profit before tax from Foster's USA, LLC was $7.2 million (2001 $44.1 million).

	Total assets $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Net external operating revenue $m
		2002	
Geographical segment			
Australia	**4,524.7**	**210.6**	**3,118.1**
Asia and Pacific	**233.1**	**19.7**	**252.9**
Europe	**488.0**	**11.4**	**299.5**
Americas	**3,761.8**	**136.3**	**1,353.4**
	9,007.6	**378.0**	**5,023.9**
Unallocated			
Cash	**277.4**		
Deferred tax assets	**226.0**		
Interest revenue			**140.1**
	9,511.0		**5,164.0**
		2001	
Geographical segments			
Australia	4,493.0	236.3	2,925.1
Asia and Pacific	214.4	22.5	239.1
Europe	328.9	71.0	256.5
Americas	3,735.5	2,415.5	991.9
	8,771.8	2,745.3	4,412.6
Unallocated			
Cash	542.7		
Deferred tax assets	309.3		
Interest revenue			92.7
	9,623.8		4,505.3

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 27/08/2002

TIME: 09:02:58

TO: FOSTER'S GROUP LIMITED

FAX NO: 03-9645-7226

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report